UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

[  ] SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

[X] SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semi-annual period ended June 30, 2020

Quara Devices Inc.

(Exact name of registrant as specified in its charter)

Wyoming	83-3849880
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1712 Pearl Street

Boulder, CO 80302

(Mailing Address of principal executive offices)

+1 (888) 887-6658

Issuer’s telephone number, including area code

Item 3. Financial Statements

QUARA DEVICES INC.

INDEX TO UNAUDITED FINANCIAL STATEMENTS

June 30, 2020

QUARA DEVICES INC.

BALANCE SHEET

(UNAUDITED)

	June 30, 2020	December 31, 2019

Assets
Current assets
Cash	$221,755	$360,359
Loan receivable – related party	50,000	50,000
Total current assets	271,755	410,359

Deferred offering costs	30,000	20,000
Total assets	301,755	430,359

Liabilities and stockholders’ deficit
Current liabilities
Accounts payable	202	202
Related party payables	674,170	440,048
Total liabilities	674,372	440,250

Commitments and contingencies (Note 4)	-	-

Stockholders’ deficit
Common stock, no par value, unlimited authorized, 38,357,361 shares issued and outstanding	902,036	902,036
Accumulated Deficit	(1,274,653)	(911,927)
Total stockholders’ deficit	(372,617)	(9,891)
Total liabilities and stockholders’ deficit	301,755	$430,359

The accompanying notes are an integral part of these financial statements.

F-1

QUARA DEVICES INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

	For the Six Months Ended June 30, 2020	Period from February 5, 2019 (Inception) to June 30, 2019

Operating Expenses
General and administrative	$310,736	$5,448
Sales and marketing	51,990

Total operating expenses	362,726	5,448
Net loss	(362,726)	$(5,448)
Basic and diluted loss per common share	$(0.009)	$(0.000)
Weighted average number of common shares outstanding – basic and diluted	38,357,361	20,357,361

The accompanying notes are an integral part of these financial statements.

F-2

QUARA DEVICES INC.

STATEMENT OF STOCKHOLDERS’ DEFICIT

(UNAUDITED)

	Common Stock			Total
	Number of Shares	Amount	Accumulated Deficit	Stockholders’ Deficit

Balance, February 5, 2019 (Inception)	-	-	-	-
Founders’ shares	20,357,361	$2,036	$-	$2,036
Shares issued for cash	10,740,000	537,000	-	537,000
Shares issued for services	5,200,000	260,000	-	260,000
Shares issued to settle related party payables	2,060,000	103,000	-	103,000
Net loss	-	-	(911,927)	(911,927)
Balance, December 31, 2019	38,357,361	$902,036	$(911,927)	$(9,891)

Net loss	-	-	(362,726)	(362,726)
Balance, June 30, 2020	38,357,361	$902,036	$(1,274,653)	$(372,617)

The accompanying notes are an integral part of these financial statements.

F-3

QUARA DEVICES INC.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Six Months Ended June 30, 2020	Period from February 5, 2019 (Inception) to June 30, 2019

OPERATING ACTIVITIES
Net loss	$(362,726)		$(5,448)
Adjustments to reconcile net loss to net cash used in operating activities:
	-		-
Changes in operating assets and liabilities:
Accounts payable	-		202
Related party payables	234,122		-
Net cash used in operating activities	(128,604)		(5,206)

INVESTING ACTIVITIES
Loan receivable – related party	-		(50,000)
Net cash used in investing activities	-		(50,000)

FINANCING ACTIVITIES
Proceeds from issuance of common shares	-		329,536
Deferred offering costs	(10,000)
Net cash provided by financing activities	(10,000)		329,536

Change in cash during the period	(138,604)		274,290
Cash, beginning of period	360,359		-
Cash, end of period	221,755		274,290

Supplemental disclosure of cash flow information:
Cash paid for interest			$-
Cash paid for income taxes			$-

Non-cash investing and financing activities:
		$

The accompanying notes are an integral part of these financial statements.

F-4

QUARA DEVICES INC.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

JUNE 30, 2020

(UNAUDITED)

1.	NATURE OF OPERATIONS

Quara Devices Inc. (the “Company”) was incorporated by Articles of Incorporation issued pursuant to the provisions of the Wyoming Business Corporations Act on February 5, 2019 (“Inception”). The Company is an emerging med-tech & biotech company focusing on the development of revolutionary sensors including a portable bacterial quorum sensing device to provide rapid early warning to the presence of harmful pathogens. The Company’s head office 1712 Pearl Street, Boulder, CO 80302 and its registered and records office address is 1623 Central Avenue, Suite 204, Cheyenne, WY 82001.

Risks and Uncertainties

The Company has a limited operating history and has not generated revenue from intended operations. The Company’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include changes in biotechnology regulatory environment, technological advances that render our technologies obsolete, availability of resources for testing, acceptance of technologies into the intended communities, and competition from larger, more well-funded companies. These adverse conditions could affect the Company’s financial condition and the results of its operations.

2.	GOING CONCERN

We will rely on debt and equity financing for working capital until positive cash flows from operations can be achieved and have incurred operating losses since Inception. These matters raise substantial doubt about the Company’s ability to continue as a going concern. These financial statements are prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company’s ability to continue as a going concern is dependent upon the financial support from its shareholders and other related parties, its ability to obtain financing for the continuing exploration and development of its sensors.

3.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”). These financial statements of the Company are presented in United States dollars, which is the Company’s functional currency

Use of estimates and judgements

The preparation of these financial statements in conformity with GAAP requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported expenses during the period. Actual results could differ from these estimates. The preparation of these financial statements requires management to make judgments regarding the going concern of the Company, as discussed in Note 2.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, deferred tax assets and liabilities and valuation of stock-based compensation.

F-5

QUARA DEVICES INC.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	-	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	-	Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	-	Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and cash equivalents, loan receivable – related party, accounts payable, and related party payables. Fair values for these items were assumed to approximate carrying values because of their short-term nature or they are payable on demand.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers institutional money market funds and all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Offering Costs

The Company accounts for offering costs in accordance with Accounting Standards Codification (“ASC”) 340, Other Assets and Deferred Costs. Prior to the completion of an offering, offering costs were capitalized as deferred offering costs on the balance sheet. The deferred offering costs are netted against the proceeds of the offering in stockholders’ equity (deficit) or the related debt, as applicable. As of June 30, 2020, $30,000 in deferred offering costs were included in the accompanying balance sheet.

Stock-Based Compensation

The Company accounts for stock options issued to employees under ASC 718, Compensation – Stock Compensation. Under ASC 718, stock-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award. Stock-based compensation is recognized as expense over the employee’s requisite vesting period and over the nonemployee’s period of providing goods or services. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model. Restricted shares are measured based on the fair market value of the underlying stock on the grant date.

Income taxes

The Company applies ASC 740, Income Taxes (“ASC 740”). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

F-6

QUARA DEVICES INC.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Loss Per Share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

New Accounting Standards

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842), specifying the accounting for leases, which supersedes the leases requirements in Topic 840, Leases. The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of consolidated financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. Lessors’ accounting is largely unchanged from the previous accounting standard. In addition, Topic 842 expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes several practical expedients. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020 for emerging growth companies, with early adoption permitted. The Company has reviewed the provisions of the new standard, but it is not expected to have a significant impact on the Company.

In June 2016, the FASB issued guidance that sets forth a current expected credit loss impairment model for financial assets, which replaces the current incurred loss model, and in 2018 and 2019 issued amendments and updates to the new standard. This model requires a financial asset (or group of financial assets), including trade receivables, measured at amortized cost to be presented at the net amount expected to be collected with an allowance for credit losses deducted from the amortized cost basis. The allowance for credit losses should reflect management’s current estimate of credit losses that are expected to occur over the remaining life of a financial asset. This guidance is effective for annual periods beginning after December 15, 2019 and interim periods within those annual periods using a modified retrospective transition method. The Company has reviewed the provisions of the new standard, but it is not expected to have a significant impact on the Company.

In December 2019, the FASB issued guidance that simplifies the accounting for income taxes by removing certain exceptions in existing guidance and improves consistency in application by clarifying and amending existing guidance. This guidance is effective for annual periods beginning after December 15, 2020, and interim periods within those annual periods, where the transition method varies depending upon the specific amendment. Early adoption is permitted, including adoption in any interim period. An entity that elects to early adopt the amendments in an interim period should reflect any adjustments as of the beginning of the annual period that includes that interim period, and all amendments must be adopted in the same period. The Company has reviewed the provisions of the new standard, but it is not expected to have a significant impact on the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been several ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

F-7

QUARA DEVICES INC.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

4.	COMMITMENTS AND CONTIGENCIES

We are not a party to any legal proceedings, and we are not aware of any claims or actions pending or threatened against us. In the future, we might from time to time become involved in litigation relating to claims arising from our ordinary course of business, the resolution of which we do not anticipate would have a material adverse impact on our financial position, results of operations or cash flows.

Intellectual Property Purchase Agreements

On March 26, 2019, Quara Devices Inc (“Quara”) entered into an Assignment of Intellectual Property Rights (the “Assignment”) and a Research License and Royalty Calculation Agreement (the “License Agreement”) with Pebble Labs USA Inc. (“Pebble Labs”), under which, following Quara’s payment of $500,000 by September 30, 2020, Edoceo would acquire intellectual property rights associated with Pebble Labs’ proprietary FRET biosensor protein including a provisional patent therefor and, under an ancillary Quitclaim Assignment (collectively with the Assignment and the License Agreement, the “Agreements”) entered into on August 22, 2019, Edoceo would acquire all additional technology related to such patent to which Pebble Labs may have contributed in some degree to conceiving or developing. On September 30, 2020, Pebble Labs notified Quara that, due to non-payment of the $500,000 purchase price by the required date, (1) the Agreements are terminated and (2) in the absence of a future agreement between the parties Quara has no rights to the patent referred to above or any of the intellectual property rights related thereto. Additionally, Pebble Labs has applied for a trademark for the mark “Quara Devices” and has asserted that Edoceo has no rights to such trademark in the absence of a future agreement between the parties.

Quara remains optimistic that they will reach a satisfactory resolution with Pebble Labs and management believes Quara will be able to continue operating in a manner substantially similar to that described in its offering circular filed as part of its offering statement on the Form 1-A without the Assignment and License Agreement with Pebble.

On April 13, 2020 the Company entered into an assignment of intellectual property rights from OptiEnz Sensors, LLC (OptiEnz) for consideration of $50,000 previously advanced to OptiEnz during 2019 and reflected as a Loan receivable – related party on the accompanying balance sheet of the Company as at December 31, 2019. OptiEnz has assigned any and all intellectual property rights, including all inventions and patent rights therein, copyrights, design rights, trade secrets, confidential information, and any other analogous intangible proprietary rights, whether registered or unregistered, which may subsist anywhere in the world, and all applications for registration or issuance of any of same, including all divisions, continuations, reissues, and extensions thereof, and all rights to file any such applications, and all registrations for any of same; relating to a portable instrument and associated software for measuring fluorescence resonance energy transfer (FRET) between pairs of fluorophores. The instrument, software, and methods developed can be used to measure FRET between any fluorophore pair and can make simultaneous measurements of multiple fluorophore pairs. In addition, the Company will pay a royalty to OptiEnz of 5% of the net sales of the product as reserved in the Assignment up to a total royalty payment of $450,000 after which the Royalty shall be calculated at 1.5% of the net sales of the product

License Agreement

On May 14, 2020, the Company licensed from the Colorado State University Research Foundation an exclusive right in all territories and for all fields to the patent rights and know-how relating to technology known as PadLock-RCA-Nuclease Protection Lateral Flow Assay for the detection of pathogen sequences at the point of care. The Company will pay an upfront fee of $5,000 and pay royalties ranging from 3% to 4% based on volume of annual net sales. The Company will be subject to minimum royalty payments beginning in 2023 of $5,000 and $10,000 beginning in 2025. The Company has also agreed to milestone payments based on net sales ranging from $10,000 to $1,000,000. In addition, the Company will issue common shares upon the Company completing proof of concept work demonstrating utility in diagnosing SARS-CoV-2 in an amount equal to 1% of all issued and outstanding shares on a fully diluted basis calculated on a post-closing basis.

5.	SHAREHOLDERS’ DEFICIT

Common Stock

The Company is authorized to issue unlimited common shares with no par value.

On or near Inception, the Company issued 20,357,361 common shares for $0.0001 per share to founders.

F-8

QUARA DEVICES INC.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

During the period ended December 31, 2019, the Company issued 10,740,000 common shares at $0.05 per common share, for total cash proceeds of $537,000.

During the period ended December 31, 2019, the Company issued 5,200,000 common shares at $0.05, each, for services valued at $260,000 including marketing services of $15,000, legal services of $82,000 and consulting services of $163,000. The shares were valued based on the sale price to third parties described above. Of the total, $15,000 is included in sales and marketing and $245,000 is included in general and administrative expenses in the accompanying statement of operations, respectively.

On September 30, 2019, the Company issued 2,060,000 common shares at $0.05 per common share, for settlement of related-party advances of $103,000.

On May 23, 2020, the Company issued 100,000 common shares at $0.05 each to FundAthena, Inc (DBA as Manhattan Street Capital) for services valued at $5,000.

Stock options

The Company has established the Quara Devices, Inc. 2019 Stock Option Plan (the “Plan”) under which it is authorized to grant stock options to executive Officers, Directors, employees, and consultants. Under the Plan, the number of options that may be issued is limited to no more than 15% of the Company’s issued and outstanding shares immediately prior to the grant. The options can be granted for a maximum term of ten (10) years and vest at the discretion of the Board of Directors.

On January 15, 2020, the Company granted 1,650,000 stock options to its directors, officers, and advisors with an exercise price of $0.25 per share and exercisable for 10 years. The options vest quarterly in equal amounts over 24 months. In addition, the Company issued 1,650,000 stock options to its directors, officers, and advisors with an exercise price of $2.50 per share and exercisable for 10 years. The options vest quarterly in equal amounts over 24 months.

On April 15, 2020, the Company issued 100,000 stock options to advisors of the Company with an exercise price of $0.25 per share and exercisable for 10 years. The options vest quarterly in equal amounts over 24 months. In addition, the Company issued 100,000 stock options to advisors of the Company with an exercise price of $2.50 per share and exercisable for 10 years. The options vest quarterly in equal amounts over 24 months.

As at June 30, 2020, nil options have vested.

Expiry Date	Exercise Price	December 31, 2019	Granted	Exercised	Expired/ Cancelled	June 30, 2020

January 15, 2030	$0.25	-	1,675,000	-	-	1,400,000
January 15, 2030	$2.50	-	1,675,000	-	-	1,400,000
April 15, 2030	$0.25	-	100,000	-	-	100,000
April 15, 2030	$2.50	-	100,000	-	-	100,000

		-	3,550,000	-	-	3,550,000

6.	INCOME TAXES

At June 30, 2020, the Company had approximately $880,000, of net operating losses (“NOL”) carry forwards for federal and state income tax purposes. These losses are available for future years and have no expiration under current federal regulations. Utilization of these losses may be severely or completely limited if the Company undergoes an ownership change pursuant to Internal Revenue Code Section 382.

F-9

QUARA DEVICES INC.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

The provision for income taxes for continuing operations consists of the following components for the period ended June 30:

	June 30, 2020	June 30, 2019
Current	$-	$-
Deferred	-	-
Total tax provision for (benefit from) income taxes	$-	$-

A comparison of the provision for income tax expense at the federal statutory rate of 21% for the period ended June 30, 2020 and December 31, 2019, the Company’s effective rate is as follows:

	June 30, 2020	December 31, 2019
Federal statutory rate	21.0%	21.0%
State tax, net of federal benefit	(0.0)	(0.0)
Permanent differences	(9.0)	(9.0)
Valuation allowance	(12.0)	(12.0)
Effective tax rate	0.0%	0.0%

At June 30, 2020, the Company had deferred tax assets of approximately $113,000 and has established a full allowance against all deferred tax assets.

Key management personnel include those persons having the authority and responsibility of planning, directing and executing the activities of the Company. The Company has determined that its key management personnel consist of its Executive Officers and Directors. Other related parties to the Company include companies in which key management has control or significant influence. Key management personnel have received no paid salaries and have deferred compensation due them for services until specified levels of funding have been obtained.

The Company has common ownership with Pebble Labs Inc. The Company has assessed the common ownership as well as the voting rights of common shareholders and determined that the common shareholders do not represent a control group.

Related-party payables:

The Company has entered into agreements with certain executive officers of the Company. The agreements require that all consulting fees be accrued and deferred until the Company has completed a financing of at least $2.5 million.

	June 30, 2020	December 31, 2019

Compensation deferred	$665,000	$423,000
Due to related parties for reimbursable expenses	19,170	17,048
	$674,170	$440,048

Loan receivable – related party

During the prior year the Company advanced $50,000 to a company controlled by an executive officer of the Company for development work on the Company’s QuaraSense product. During the period the advance was applied towards the purchase of intellectual property, see Note 4.

8.	SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after June 30, 2020 through December 21, 2020, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements, other than those disclosed.

F-10

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Kaleden, British Columbia, on December 21, 2020.

Quara Devices Inc.

/s/ Rod Reum
Rod Reum, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title

/s/ Rod Reum	Chief Executive Officer
Rod Reum	(Principal Executive Officer)

/s/ Nicolette Keith	Chief Financial Officer
Nicolette Keith	(Principal Financial Officer and Principal Accounting Officer)